UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

(Commission File Number) 1-4105
(CUSIP Number)

NOTIFICATION OF LATE FILING

(Check One): ☒Form 10-K     ྑ Form 20-F      ྑForm 11-K     ྑ Form 10-Q
 ྑ Form N-SAR
For Period Ended: December 30, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

PART I -- REGISTRANT INFORMATION
BAUSCH & LOMB INCORPORATED Full Name of Registrant
Not Applicable Former Name if Applicable
One Bausch & Lomb Place Address of Principal Executive Office (Street and Number)
Rochester, New York 14604 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ྈ
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
On February 7, 2007, Bausch & Lomb Incorporated (the “Company”) filed its delayed Annual Report on Form 10-K for 2005 (the “2005 10-K”). As previously reported, the Company has been unable to file its Quarterly Report on Form 10-Q for the third quarter of 2005, and its Quarterly Reports on Form 10-Q for the first, second and third quarters of 2006. The Company also is unable at this time to file its Annual Report on Form 10-K for its fiscal year ended December 30, 2006 for (the “2006 10-K”). The Company’s inability to file is principally due to the considerable time and effort that it had to devote to completing the financial restatement and filing of its 2005 10-K, which has prevented the Company from being able to timely complete its financial close process for 2006.
As previously disclosed, the Audit Committee of the Board of Directors is investigating the potential U.S. Foreign Corrupt Practices Act implications of the Company's Spanish subsidiary providing free product, principally intraocular lenses used in cataract surgery, and other things of value to doctors performing surgical procedures at public hospitals in Spain. This investigation was initiated following reports of potentially improper sales practices by a former employee. The investigation has been voluntarily reported to the Northeast Regional Office of the Securities and Exchange Commission. At this time, the B&L Spain investigation is not expected to affect the timing of the filing of the Company’s 2006 10-K or the other delayed SEC reports.

In addition, the Company has not completed its required assessment of the Company’s internal control over financial reporting and control deficiencies with respect to the fiscal year ended December 30, 2006. As set forth in Item 9A of the Company’s 2005 10-K, the Company identified certain material weaknesses in the Company’s internal control over financial reporting as of the fiscal year ended December 31, 2005. While, as reported in the 2005 10-K, several of such material weaknesses were remediated in 2006, it is expected that the Company will report one or more material weaknesses in internal control over financial reporting for 2006 when it files its 2006
10-K. The Company will conclude its analysis and report its findings in this regard, as well as its actions and plans to remediate any material weaknesses identified, when it files its 2006 10-K.
As reported in the Company's Current Reports on Form 8-K filed January 31, 2007 and February 9, 2007, the Company has obtained waivers through April 30, 2007 from the lenders under the Company's credit agreements and the holders of the Company's outstanding public debt with respect to previously announced financial, accounting and tax matters involving the Company and its subsidiaries, and matters concerning the Company's ReNu with MoistureLoc product, as well as its failure to make periodic filings with the Securities and Exchange Commission. The waivers currently in effect provide that upon the filing of the Company's 2005 10-K, the obligations under the credit agreements and public debt indenture with respect to filing of the earlier quarterly report for 2005 was waived, and that upon the filing by April 30, 2007 of the Company's 2006 10-K, such obligations to file earlier quarterly reports for 2006 will be waived. If the Company is unable to file its 2006 10-K by April 30, 2007, it intends to seek additional waivers from its lenders and the holders of its outstanding public debt.
If the Company is unable to file its 2006 10-K by April 30, 2007, and additional waivers extending the date are not obtained, the agent for the lenders may with the consent of, and will upon the request of, lenders holding a majority in interest in the outstanding loans under the credit agreements terminate the obligations of the lenders to make additional advances under the credit agreements and cause the principal and interest outstanding to become immediately due and payable. If, by April 30, 2007, additional waivers are not obtained and the Company fails to file with the trustee under the indenture for the Company’s public debt the Company’s 2006 10-K, the trustee or the holders of 10% of the principal amount of any series of the debt outstanding may give notice of “default” to the Company. If the report is not filed within 60 days after that notice is given, and the trustee or the holders of 25% of the principal amount of any series of the public debt outstanding give a further notice, all principal and accrued interest on that series of the public debt would be accelerated and become immediately due and payable. Such an acceleration of any series of the outstanding public debt may be satisfied by the Company’s payment of principal and accrued interest on that series, but may trigger defaults under other series of the public debt or the credit agreements.
The Company is working diligently to complete all of the ongoing work described herein with respect to its 2006 10-K as soon as practicable, and the other delayed periodic reports as soon as practicable thereafter. The Company currently expects to file its 2006 10-K by April 30, 2007.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert B. Stiles, Senior Vice President and General Counsel (Name)	585 (Area Code)	338.6409 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
 ྑ Yes ☒ No

Quarterly Report on Form 10-Q for the quarterly period ended September 24, 2005; Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2006; Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006; Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ྑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects to issue a news release announcing certain preliminary and unaudited 2006 financial results and expectations for 2007 by mid-March.

____________________________________________________________________
Bausch & Lomb Incorporated
_____________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2007           By: /s/ Efrain Rivera
    Corporate Vice President and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS.

Forward-looking statements include statements concerning plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. When used in this discussion, the words “anticipate”, “appears”, “foresee”, “should”, “expect”, “estimate”, “project”, “will”, “are likely” and similar expressions are intended to identify forward-looking statements. The forward-looking statements contained in this Form 12b-25 are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve predictions of future Company performance, and are thus dependent on a number of factors including, without limitation, assumptions and data that may be imprecise or incorrect. Specific factors that may impact performance or other predictions of future actions and in many cases those with a material impact, have, in many but not all cases, been identified in connection with specific forward-looking statements. Forward-looking statements are subject to risks and uncertainties including, without limitation: the inability of the Company to achieve the various marketing and selling objectives or to achieve the stabilization of expenses; the inability to successfully return the Company’s lens care products to certain markets; changes in the competitive landscape; the inability to recoup lost market share; general global and local economic, political and sociological conditions including, without limitation, periods of localized disease outbreak and the effect on economic, commercial, social and political systems caused by natural disasters (such as, without limitation, earthquakes, hurricanes/typhoons, tornadoes and tsunamis); changes in such conditions; the impact of competition, seasonality and general economic conditions in the global lens and lens care, ophthalmic cataract and refractive and pharmaceutical markets where the Company’s businesses compete; effects of war or terrorism; changing currency exchange rates; the general political climate existing between and within countries throughout the world; events affecting the ability of the Company to timely deliver its products to customers, including those which affect the Company’s carriers’ ability to perform delivery services; changing trends in practitioner and consumer preferences and tastes; changes in technology; medical developments relating to the use of the Company’s products; competitive conditions, including entries into lines of business of the Company by new or existing competitors, some of whom may possess resources equal to or greater than those of the Company; the impact of product performance or failure on other products and business lines of the Company; success of the Company's compliance initiatives to detect and prevent violations of law or regulations; the results of pending or future investigations by the Company of alleged failure of the Company to comply with applicable laws or regulations; legal proceedings initiated by or against the Company, including those related to securities and corporate governance matters, products and product liability, commercial transactions, patents and other intellectual property, whether in the United States or elsewhere throughout the world; the impact of Company performance on its financing costs; enactment of new legislation or regulations or changes in application or interpretation of existing legislation or regulations that affect the Company; changes in government regulation of the Company’s products and operations; changes in governmental laws and regulations relating to the import and export of products; government pricing changes and initiatives with respect to healthcare products in the United States and throughout the world; changes in private and regulatory schemes providing for the reimbursement of patient medical expenses; changes in the Company’s credit ratings or the cost of access to sources of liquidity; the Company’s ability to maintain positive relationships with third-party financing resources; the financial well-being and commercial success of key customers, development partners and suppliers; changes in the availability of and other aspects surrounding the supply of raw materials used in the manufacture of the Company’s products; changes in tax rates or policies or in rates of inflation; the uncertainty surrounding the future realization of deferred tax assets; changes in accounting principles and the application of such principles to the Company; the performance by third parties upon whom the Company relies for the provision of goods or services; the ability of the Company to successfully execute marketing strategies; the ability of the Company to secure and maintain intellectual property protections, including patent rights, with respect to key technologies in the United States and throughout the world; the ability of the Company to secure and maintain copyright protections relative to its customer-valued names, trademarks, trade names and other designations in the United States and throughout the world; investment in research and development; difficulties or delays in the development, laboratory and clinical testing, regulatory approval, manufacturing, release or marketing of products; the successful completion and integration of acquisitions by the Company; the successful relocation of certain manufacturing processes; the Company’s implementation of changes in internal controls; the Company’s success in the process of management testing, including the evaluation of results, and auditor attestation of internal controls, as required under the Sarbanes-Oxley Act of 2002; the occurrence of a material weakness in the Company’s internal controls over financial reporting, which could result in a material misstatement of the Company’s financial statements; the Company’s ability to correct any such weakness; the Company’s success in introducing and implementing its enterprise-wide information technology initiatives, including the corresponding impact on internal controls and reporting; the effect of changes within the Company’s organization, including the selection and development of the Company’s management team; the Company’s success in becoming a current filer under federal securities laws; and such other factors as are described in greater detail in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed February 7, 2007.